Jaguar Mining Inc.

Condensed Interim Consolidated Financial Statements

September 30, 2012 and 2011

(Unaudited)

1

JAGUAR MINING INC.

Condensed Interim Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

(Unaudited)
		September 30,	December 31,
		2012	2011

Assets
Current assets:
Cash and cash equivalents		$19,991	$74,475
Inventory	Note 3	26,729	34,060
Prepaid expenses and sundry assets	Note 4	21,854	25,541
Derivatives	Note 5(a)	90	-
		68,664	134,076

Prepaid expenses and sundry assets	Note 4	54,735	48,068
Restricted cash		409	909
Property, plant and equipment	Notes 6,7	350,136	388,675
Mineral exploration projects	Notes 6,8	94,218	88,938

		$568,162	$660,666

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities		$31,892	$34,922
Notes payable	Note 9	28,541	22,517
Income taxes payable		17,993	18,953
Reclamation provisions		3,985	2,082
Other provisions		5,148	4,347
Deferred compensation liabilities	Note 11	88	2,953
Other liabilities		-	1,475
		87,647	87,249

Notes payable		237,117	228,938
Option component of convertible notes	Note 5(b)	12,920	79,931
Deferred income taxes		10,868	8,635
Reclamation provisions		15,968	15,495
Deferred compensation liabilities	Note 11	574	2,270
Other liabilities		106	339
Total liabilities		365,200	422,857

Shareholders' equity:
Share capital		370,043	370,043
Stock options	Note 10	9,163	14,207
Contributed surplus		8,777	3,414
Deficit		(185,021)	(149,855)
Total equity attributable to equity shareholders of the Company		202,962	237,809

Subsequent events	Notes 5(a),14
		$568,162	$660,666

On behalf of the Board:

Richard Falconer	Director

David Petroff	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

(Expressed in thousands of U.S. dollars, except per share amounts)

(Unaudited)
		Three Months	Three Months	Nine Months	Nine Months
		Ended	Ended	Ended	Ended
		September 30,	September 30,	September 30,	September 30,
		2012	2011	2012	2011

Gold sales		$38,412	$70,041	$135,919	$185,739
Production costs		(25,183)	(40,602)	(107,833)	(110,494)
Stock-based compensation		100	(189)	443	(212)
Depletion and amortization		(7,807)	(11,534)	(31,729)	(33,497)
Gross profit (loss)		5,522	17,716	(3,200)	41,536

Operating expenses:
Exploration		730	230	801	1,281
Paciência	Note 13	3,126	-	3,126	-
Stock-based compensation	Notes 10,11	427	3,818	(1,868)	734
Administration		5,885	6,044	14,831	16,718
Management fees		-	165	-	690
Amortization		297	316	878	986
Other		795	438	1,786	1,509
Total operating expenses		11,260	11,011	19,554	21,918

Income (loss) before the following		(5,738)	6,705	(22,754)	19,618

(Gain) loss on derivatives	Note 5(a)	(16)	1,219	(130)	805
(Gain) loss on conversion option
embedded in convertible debt	Note 5(b)	4,741	27,260	(67,011)	19,420
Foreign exchange loss		734	18,559	5,245	8,944
Accretion expense		527	648	1,660	1,842
Interest expense		7,177	7,203	21,377	19,960
Interest income		(617)	(2,854)	(3,039)	(7,186)
(Gain) loss on disposition of property		197	(595)	(171)	(1,593)
Impairment of Paciência property	Note 6	-	-	47,692	-
Other non-operating expenses (income)		2,439	(30)	2,973	(349)
Total other expenses		15,182	51,410	8,596	41,843

Loss before income taxes		(20,920)	(44,705)	(31,350)	(22,225)
Income taxes
Current income taxes		303	979	924	2,911
Deferred income taxes		402	5,588	2,892	6,826
Total income taxes		705	6,567	3,816	9,737

Net loss and comprehensive loss for the period		$(21,625)	$(51,272)	$(35,166)	$(31,962)

Basic and diluted loss per share	Note 12	$(0.26)	$(0.61)	$(0.42)	$(0.38)

Weighted average number of
common shares outstanding - basic	Note 12	84,409,648	84,388,909	84,409,648	84,378,791
Weighted average number of
common shares outstanding - diluted	Note 12	84,409,648	84,388,909	84,409,648	84,378,791

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Shareholders' Equity

(Expressed in thousands of U.S. dollars)

(Unaudited)
		Common Shares		Stock Options		Contributed	Deficit	Total
						Surplus
		#	$	#	$	$	$	$

Balance, January 1, 2011		84,373,648	369,747	3,777,500	13,054	1,901	(84,232)	300,470
Stock options granted		-	-	880,000	2,798	-	-	2,798
Exercise of stock options		36,000	296	(36,000)	(131)	-	-	165
Vested options expired		-	-	(575,000)	(1,363)	1,363	-	-
Vested options expired upon termination		-	-	(30,000)	(106)	106	-	-
Net loss		-	-	-	-	-	(31,962)	(31,962)
Balance, September 30, 2011		84,409,648	370,043	4,016,500	14,252	3,370	(116,194)	271,471

Balance, January 1, 2012		84,409,648	370,043	4,005,000	14,207	3,414	(149,855)	237,809
Stock options granted	Note 10	-	-	1,326,250	319	-	-	319
Vested options expired		-	-	(195,000)	(688)	688	-	-
Vested options expired upon termination		-	-	(1,285,000)	(4,675)	4,675	-	-
Net loss		-	-	-	-	-	(35,166)	(35,166)
Balance, September 30, 2012		84,409,648	370,043	3,851,250	9,163	8,777	(185,021)	202,962

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

(Unaudited)
		Three Months	Three Months	Nine Months	Nine Months
		Ended	Ended	Ended	Ended
		September 30,	September 30,	September 30,	September 30,
		2012	2011	2012	2011

Cash provided by (used in):
Operating activities:
Net loss and comprehensive loss for the period		$(21,625)	$(51,272)	$(35,166)	$(31,962)
Adjustments to reconcile net earnings to net cash provided from (used in) operating activities:
Unrealized foreign exchange (gain) loss		(1,981)	23,151	(3,715)	16,402
Stock-based compensation expense (recovered)	Notes 10,11	327	4,007	(2,311)	946
Interest expense		7,177	7,203	21,377	19,960
Accretion of interest income		-	-	-	(188)
Accretion expense		527	648	1,660	1,842
Income taxes recovered		-	(36)	-	(140)
Deferred income taxes		402	5,588	2,892	6,826
Depletion and amortization		8,104	11,850	32,607	34,483
Provision and loss on disposition of PPE		2,586	-	3,133	-
Write-down of Paciência inventory		-	-	2,394	-
Impairment of Paciência property		-	-	47,692	-
Unrealized (gain) loss on derivatives	Note 5(a)	23	1,090	(90)	1,061
Unrealized (gain) loss on option component of convertible note	Note 5(b)	4,741	27,260	(67,011)	19,420
Reclamation expenditures		(73)	(73)	(186)	(99)
		208	29,416	3,276	68,551
Change in non-cash operating working capital:
Inventory		1,854	388	5,586	1,321
Prepaid expenses and sundry assets		(3,447)	(82)	(10,595)	(7,559)
Accounts payable and accrued liabilities		(1,732)	1,297	(3,973)	6,678
Income taxes payable		364	(785)	(961)	2,540
Deferred compensation liability		(36)	(255)	(2,304)	(501)
Other provisions		189	-	802	-
		(2,600)	29,979	(8,169)	71,030
Financing activities:
Issuance of common shares		-	164	-	164
Decrease in restricted cash		500	-	499	-
Repayment of debt		(7,196)	(7,115)	(9,415)	(15,049)
Increase in debt		6,200	6,000	13,200	105,313
Interest paid		(3,229)	(4,387)	(10,223)	(9,002)
Other liabilities		1	333	(1,707)	278
		(3,724)	(5,005)	(7,646)	81,704
Investing activities:
Mineral exploration projects	Note 8	(973)	(5,062)	(7,935)	(9,674)
Purchase of property, plant and equipment	Note 7	(6,781)	(28,820)	(37,795)	(70,420)
Proceeds from disposition of property		187	-	869	-
		(7,567)	(33,882)	(44,861)	(80,094)
Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents		1,938	(14,767)	6,192	(10,138)
Increase (decrease) in cash and cash equivalents		(11,953)	(23,675)	(54,484)	62,502
Cash and cash equivalents, beginning of period		31,944	125,400	74,475	39,223
Cash and cash equivalents, end of period		$19,991	$101,725	$19,991	$101,725

The accompanying notes are an integral part of these interim consolidated financial statements.

5

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended September 30, 2012 and 2011
(Unaudited)

1.	Nature of Business and Basis of Preparation:

Jaguar Mining Inc. (the “Company” or “Jaguar”) is a company domiciled in Canada. The address of the Company’s registered office is 100 King Street West, Suite 4400, 1 First Canadian Place, Toronto, Ontario, M5X 1B1.

The activities of the Company are directed towards developing and operating mineral projects in Brazil.

These condensed interim consolidated financial statements of the Company as at and for the periods ended September 30, 2012 and September 30, 2011 include the accounts of the Company and its wholly-owned subsidiaries: Mineração Serras do Oeste Ltda. (“MSOL”), Mineração Turmalina Ltda. (“MTL”) and Mineração Chega Tudo Ltda. (“MCT”). All significant intercompany accounts and transactions have been eliminated on consolidation.

2.	Statement of Compliance:

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company follow the same accounting policies and methods of application as the Company’s annual audited consolidated financial statements. The condensed interim consolidated financial statements do not contain all disclosures required by International Financial Reporting Standards (“IFRSs”) as issued by the IASB and accordingly should be read in conjunction with the Company’s December 31, 2011 audited consolidated financial statements.

These condensed interim consolidated financial statements were authorized for issue by the audit committee on November 8, 2012.

3.	Inventory:

During the nine months ended September 30, 2012, the Company incurred a write-down of inventory at Paciência of $2.4 million (nine months ended September 30, 2011 - $nil).

4.	Prepaid Expenses and Sundry Assets:

The Company is required to pay certain taxes in Brazil that are based on purchases of consumables and property, plant and equipment. These taxes are recoverable from the Brazilian tax authorities through various methods. As at September 30, 2012, total recoverable taxes denominated in Brazilian reais (R$) amounted to R$131.2 million ($64.7 million) (December 31, 2011 - R$121.4 million ($64.7 million)).

6

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended September 30, 2012 and 2011
(Unaudited)

5.	Risk Management Policies:

(a) Derivative financial instruments;

i) Forward foreign exchange contracts:

As at September 30, 2012, the Company had the following forward foreign exchange contracts outstanding:

Settlement Date	Amount US$	Settlement amount R$
31-Oct-12	$1,000	R$	2,096
30-Nov-12	1,000		2,104
31-Dec-12	1,000		2,112
	$3,000	R$	6,312

As at September 30, 2012, derivative assets included $90,000 of unrealized foreign exchange gains relating to the forward foreign exchange contracts (December 31, 2011 - $nil). Included in the statements of operations and comprehensive loss are the following amounts of unrealized and realized gains on foreign exchange derivatives:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Unrealized (gain) loss	$23	$1,090	$(90)	$1,061
Realized (gain) loss	(39)	129	(40)	(450)
	$(16)	$1,219	$(130)	$611

Subsequent to September 30, 2012, the Company purchased $19 million additional foreign exchange contracts for the Reais at a weighted average rate of 2.06 maturing October 31, 2012 to April 30, 2013.

ii) Commodity sales contracts.

Subsequent to September 30, 2012, the Company purchased gold forward sales contracts to sell 7,900 ounces of gold during the fourth quarter of 2012 at $1,775.

(b) Financial instruments; Fair value estimation:

IFRS 7 Financial Instruments - Disclosures prescribes the following three-level fair value hierarchy for disclosure purposes based on the transparency of the inputs used to measure the fair values of the assets and liabilities:

a.	Level 1 – quoted prices (unadjusted) of identical instruments in active markets that the reporting entity has the ability to access at the measurement date.
7

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended September 30, 2012 and 2011
(Unaudited)

b.	Level 2 – inputs are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

c.	Level 3 – one or more significant inputs used in a valuation technique are unobservable for the instruments.

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value.

The fair values of the Company’s financial assets and financial liabilities that are measured at fair value are as follows:

September 30, 2012
Financial assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivatives
Forward foreign exchange contracts	$-	$90	$-

December 31, 2011
Financial assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
None	$-	$-	$-

8

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended September 30, 2012 and 2011

(Unaudited)

September 30, 2012
Financial liabilities	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Option component of convertible notes	$-	$-	$12,920

December 31, 2011
Financial liabilities	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Option component of convertible notes	$-	$-	$79,931

The option components of the convertible notes are fair valued using the Crank-Nicolson valuation model which requires inputs, such as volatility and credit spread, that are both unobservable and significant, and therefore are categorized as Level 3 in the fair value hierarchy.

The table below summarizes a sensitivity analysis for the inputs of volatility and credit spread as at September 30, 2012 and December 31, 2011 with all other variables held constant. It shows how the option component of the convertible notes and net income would have been affected by changes in these relevant risk variables that were reasonably possible at that date.

Impact to option component of convertible notes:

Assumption	Change for Sensitivity Analysis	Pre-tax Impact of Changes as at September 30, 2012	Pre-tax Impact of Changes as at December 31, 2011

Volatility	5% increase	$979	$5,138
	5% decrease	$(996)	$(5,274)

Credit spread	1% increase	$70	$826
	1% decrease	$(72)	$(861)

The carrying amount of the option components of the convertible notes was $12.9 million as at September 30, 2012 (December 31, 2011 - $79.9 million). The change in fair value of $4.7 million (a loss) and $67.0 million (a gain) for the three and nine months ended September 30, 2012, respectively is shown as a loss (gain) on conversion option embedded in convertible debt in the statements of operations and comprehensive loss (three and nine months ended September 30, 2011 - $27.3 million loss and $19.4 million loss, respectively).

9

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended September 30, 2012 and 2011

(Unaudited)

	September 30, 2012		December 31, 2011
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Cash and cash equivalents[1]	$19,991	$19,991	$74,475	$74,475
Restricted cash[1]	409	409	909	909
Loan receivable[2]	792	792	950	950

Financial Liabilities
Accounts payable and accrued liabilities[1]	31,892	31,892	34,922	34,922
Notes payable[2]	265,658	145,281	251,455	223,750
Other provisions[3]	5,148	5,148	4,347	4,347
Option component of convertible notes[4]	12,920	12,920	79,931	79,931
Deferred compensation liabilities[5]	662	662	5,223	5,223

1.	Cash and cash equivalents and restricted cash are recorded at their carrying values. The carrying value of accounts payable and accrued liabilities approximate their fair values due to their immediate or short term to maturity.
2.	The fair value of the loan receivable included in prepaid expenses and sundry assets, and notes payable is based on its market price, if available. If a market price is not available then the fair value is determined by discounting the future cash flows at the current market rate of interest available to the Company.
3.	The carrying value of other provisions approximates fair value and is determined by discounting the future expected cash outflows where losses are probable.
4.	The option component of the convertible notes is recorded at fair value. Fair value of the conversion option feature is measured using the Crank-Nicolson model.
5.	The fair value of stock appreciation rights (“SAR”) liabilities is measured using the Black-Scholes model and is recognized over the service or vesting period. The carrying values, measured using intrinsic value, of the Deferred Stock Unit (“DSU”) and Restricted Stock Unit (“RSU”) liabilities approximate their fair values.

6.	Impairment on Paciência Property:

Over the past year, the Paciência operations have faced significant and increasing challenges. Recent reviews determined that a complete remediation plan would best be accomplished by placing the operations on a temporary care and maintenance program until the necessary design and structural changes have been implemented in the mines. As a result of the temporary shutdown, the Company considered this an indicator of impairment and prepared an impairment test on the Paciência operation. The impairment test resulted in an impairment charge of $47.7 million during the second quarter of 2012 and is recorded in Impairment of Paciência property in the statements of operations and comprehensive loss, (three and nine months ended September 2011 - $nil). The Paciência property is a cash generating unit (“CGU”) which includes property, plant and equipment, mineral rights, deferred exploration costs, and asset retirement obligations net of amortization. The CGU also includes mineral exploration project assets relating to properties not in production such as mineral rights and deferred exploration costs. The loss of $46.3 million was taken against assets in property, plant and equipment and $1.4 million of the loss was recognized relating to assets included in mineral exploration projects. The recoverable amount of the property was determined using a fair value less cost to sell approach (“FVLCS”). FVLCS for the property was determined by considering the net present value of future cash flows generated by the property. Net future cash flows were derived from life of mine plans for this property. The following significant assumptions were used to value the property:

10

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended September 30, 2012 and 2011

(Unaudited)

Discount rate: 8%
Gold price:	first five years:	$1,450 - $1,600
	after five years:	$1,275

Expected future cash flows used to determine the FVLCS used in the impairment testing of the Paciência property are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including estimates of production levels, operating costs and capital expenditures reflected in the life of mine plans; as well as economic factors beyond management’s control, such as gold prices and discount rates. Should management’s estimate of the future not reflect actual events, further impairments may be identified or reversal of the existing impairment may occur.

7.	Property, Plant and Equipment (“PPE”):

Property, Plant and Equipment	Processing plant	Vehicles	Equipment	Leasehold improvements	Assets under construction	Mining properties	Total
Cost
Balance, January 1, 2011	$13,733	$12,684	$188,967	$2,208	$8,391	$229,189	$455,172
Additions	112	1,794	15,217	536	16,015	59,632	93,306
Disposals	-	(114)	(1,538)	-	(961)	-	(2,613)
Reclassify within PPE	20	78	17,785	-	(11,673)	(6,210)	-
Transfer from MEP	-	-	-	-	-	1,098	1,098
Balance, December 31, 2011	$13,865	$14,442	$220,431	$2,744	$11,772	$283,709	$546,963

Balance, January 1, 2012	$13,865	$14,442	$220,431	$2,744	$11,772	$283,709	$546,963
Additions	25	3,163	3,107	6	9,810	28,374	44,485
Interest capitalized	-	-	-	-	-	154	154
Disposals	-	(2,871)	(432)	(430)	-	-	(3,733)
Transfer to assets held for sale	-	(888)	(5,536)	-	(998)	-	(7,422)
Reclassify within PPE	61	2	7,919	44	(8,026)	-	-
Transfer from MEP	-	-	-	-	-	1,477	1,477
Balance, September 30, 2012	$13,951	$13,848	$225,489	$2,364	$12,558	$313,714	$581,924

Accumulated amortization and impairment
Balance, January 1, 2011	$6,786	$4,792	$36,782	$378	$-	$57,619	$106,357
Amortization for the year	1,003	2,344	21,022	585	-	27,581	52,535
Eliminated on disposal	-	(95)	(509)	-	-	-	(604)
Balance, December 31, 2011	$7,789	$7,041	$57,295	$963	$-	$85,200	$158,288

Balance, January 1, 2012	$7,789	$7,041	$57,295	$963	$-	$85,200	$158,288
Amortization for the period	720	1,726	14,570	345	-	15,855	33,216
Impairment loss (Note 6)	1,115	1,238	18,384	189	922	24,487	46,335
Transfer to assets held for sale	-	(558)	(2,804)	-	-	-	(3,362)
Eliminated on disposal	-	(2,017)	(242)	(430)	-	-	(2,689)
Balance, September 30, 2012	$9,624	$7,430	$87,203	$1,067	$922	$125,542	$231,788

Carrying amounts
At January 1, 2011	$6,947	$7,892	$152,185	$1,830	$8,391	$171,570	$348,815
At December 31, 2011	$6,076	$7,401	$163,136	$1,781	$11,772	$198,509	$388,675

At January 1, 2012	$6,076	$7,401	$163,136	$1,781	$11,772	$198,509	$388,675
At September 30, 2012	$4,327	$6,418	$138,286	$1,297	$11,636	$188,172	$350,136

Included in Prepaid expenses and sundry assets are $1.1 million of assets held for sale. Included in Other non-operating expenses for the three and nine months ended September 30, 2012, are impairment charges of $2.5 million and $3.0 million relating to these assets (three and nine months ended September 30, 2011 - $nil).

11

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended September 30, 2012 and 2011

(Unaudited)

8.	Mineral Properties (“MP”):

Mineral Properties	Paciência	Turmalina	Caeté	Gurupi	Pedra Branca	Total
Balance, January 1, 2011	$2,644	$7,374	$17,354	$47,286	$-	$74,658
Additions	972	1,491	654	12,790	-	15,907
Impairment loss	-	-	(529)	-	-	(529)
Transfer to PPE	-	-	(1,098)	-	-	(1,098)
Balance, December 31, 2011	$3,616	$8,865	$16,381	$60,076	$-	$88,938

Balance, January 1, 2012	$3,616	$8,865	$16,381	$60,076	$-	$88,938
Additions	430	667	337	6,519	39	7,992
Interest capitalized	-	-	122	-	-	122
Impairment loss (Note 6)	(1,357)	-	-	-	-	(1,357)
Transfer to PPE	-	(1,477)	-	-	-	(1,477)
Balance, September 30, 2012	$2,689	$8,055	$16,840	$66,595	$39	$94,218

9.	Notes Payable:

	September 30,	December 31,
	2012	2011
Bank indebtedness	$26,963	$23,173
CVRD note	8,169	7,968
4.5% convertible notes	143,385	136,327
5.5% convertible notes	87,141	83,987
Total notes payable	$265,658	$251,455
Less: current portion	28,541	22,517
Long-term portion	$237,117	$228,938

Fair value of notes payable	$145,281	$223,750

12

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended September 30, 2012 and 2011

(Unaudited)

10.	Capital Stock:

Options:

During September 2012, 1,200,000 options were granted to the new CEO of the Company at a strike price of Cdn.$1.05. One third of the options vested immediately. One third will vest after one year and one third after two years. The options expire September 10, 2017. Included in stock compensation expense for the three and nine months ended September 30, 2012, is $319,000 related to these options. The following assumptions were used to value the options granted:

	September 30, 2012		December 31, 2011
Risk-free interest rate	1.21% -	1.29%	1.19% -	1.42%
Expected dividend yield		0%		0%
Expected share price volatility	75% -	81%	67% -	70%
Expected life of the option in years	2.5 -	3.5	3.75 -	4.6
Weighted average grant date fair value of shares	Cdn.	$1.05	Cdn.	$6.28
Expected forfeiture rate		nil		nil

During the third quarter of 2012, 126,250 options were granted to consultants at an exercise price of Cdn.$1.26. The options will vest during the fourth quarter of 2012 and expire September 27, 2017. The direct method was used to value the consultant’s options (using the value of the services to be rendered). The options will be expensed over the service period during the fourth quarter of 2012.

During the three and nine months ended September 30, 2011, the Company issued 880,000 options to directors and officers at a strike price of Cdn.$6.28. The options vested immediately and expire September 15, 2016. Included in stock compensation expense for the three and nine months ended September 30, 2011 is $2.8 million related to these options.

13

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended September 30, 2012 and 2011

(Unaudited)

11.	Long-Term Incentive Plans:

In January 2012, upon the employment of the Chief Operating Officer, the board granted 250,000 stock appreciation rights (“SARs”) with a reference price of Cdn.$5.68, which were cancelled in the quarter ended September 30, 2012. In May 2012, 30,000 Deferred Stock Units and 25,000 SARs with a reference price of Cdn$1.56 were granted to a new director of the Company. In September 2012, 60,000 Deferred Stock Units and 50,000 SARs with a reference price of Cdn$1.26 were granted to new directors of the Company.

	Three Months ended	Nine Months ended	Three Months ended	Nine Months ended
Deferred Stock Units	September 30, 2012	September 30, 2012	September 30, 2011	September 30, 2011
Units outstanding, beginning of period	228,079	235,828	221,228	221,228
Units granted	60,000	90,000	-	-
Units vested upon retirement	(14,600)	(52,349)	-	-
Balance outstanding, end of period	273,479	273,479	221,228	221,228

Expense recorded in the consolidated statements of operations and comprehensive loss
Stock-based compensation expense (recovery)	$63	$(1,081)	$288	$(229)
Foreign exchange loss	8	38	(79)	(47)
	$71	$(1,043)	$209	$(276)

	September 30, 2012	December 31, 2011
Long-term liability included in deferred compensation liabilities in the consolidated balance sheets
Current portion	$75	$-
Long-term portion	342	1,460
	$417	$1,460

	Three Months ended	Nine Months ended	Three Months ended	Nine Months ended
Stock Appreciation Rights	September 30, 2012	September 30, 2012	September 30, 2011	September 30, 2011
Units outstanding, beginning of period	686,750	1,643,434	1,806,769	1,806,769
Units granted	50,000	325,000	-	-
Units vested	(66,700)	(1,298,384)	(53,334)	(53,334)
Units expired	(250,000)	(250,000)	-	-
Balance outstanding, end of period	420,050	420,050	1,753,435	1,753,435

Expense recorded in the consolidated statements of operations and comprehensive loss
Stock-based compensation expense - cash	$-	$774	$160	$160
Stock-based compensation expense (recovery) - non-cash	23	(1,549)	(172)	(2,571)
	$23	$(775)	$(12)	$(2,411)

14

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended September 30, 2012 and 2011

(Unaudited)

The change in fair value of the SAR liability, measured using the Black-Scholes option-pricing model, is recognized as stock compensation expense (recovery) during the period.

	September 30, 2012	December 31, 2011
Liability included in deferred compensation liabilities in the consolidated balance sheets
Current portion	$2	$1,414
Long-term portion	44	181
	$46	$1,595

Total intrinsic value of liability	$-	$406

The fair value of the SAR liability is estimated at the reporting date using the Black-Scholes option-pricing model with the following assumptions:

	September 30, 2012		December 31, 2011

Risk-free interest rate	0.18% -	1.16%	0.01% -	0.90%
Expected dividend yield		0%		0%
Expected share price volatility	96% -	109%	66% -	77%
Expected life of the right in days	61 -	608	66 -	1,043
Weighted average grant date fair value of SARs		$6.81		$7.41
Expected forfeiture rate		nil		nil

A Cliff Share Appreciation Rights Plan (“CSAR”) was established to allow the Company to grant performance awards to directors and senior management of the Company. The purpose of the CSAR award is to provide incentive that rewards achieving production, cost targets and appreciation to shareholder value targets by participation in an incentive bonus pool. CSARs call for eventual settlement in cash upon a change in control. On June 18, 2012, the Company’s Board of Directors announced that the remaining Board members holding Cliff Share Appreciation rights relinquished those rights at that time. At September 30, 2012 and December 31, 2011, no liability was included in deferred compensation liability and no expense was recorded in stock-based compensation expense.

15

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended September 30, 2012 and 2011

(Unaudited)

12.	Basic and Diluted Earnings per Share:

Dollar amounts and share amounts in thousands, except per share amounts.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Numerator
Net loss for the period	$(21,625)	$(51,272)	$(35,166)	$(31,962)

Denominator
Weighted average number of common shares outstanding - basic	84,410	84,389	84,410	84,379
Dilutive effect of options	-	-	-	-
Weighted average number of common shares outstanding - diluted	84,410	84,389	84,410	84,379

Basic and diluted loss per share	$(0.26)	$(0.61)	$(0.42)	$(0.38)

The determination of the weighted average number of common shares outstanding for the calculation of diluted earnings per share does not include the following effect of options and convertible notes since they are anti-dilutive.

Options and convertible notes considered	Three Months Ended September 30,		Nine Months Ended September 30,
anti-dilutive (in thousands)	2012	2011	2012	2011
Options	4,281	3,160	4,591	3,457
Convertible notes	26,650	26,650	26,650	23,620
	30,931	29,810	31,241	27,077

13.	Paciência:

Paciência expense includes approximately $2.1 million of costs associated with temporarily winding down the operations.  These costs include severance costs, labour and services on site to prepare the mine for temporary closure.

Also included in the Paciência expense are ongoing care and maintenance costs of $1 million relating to the plant and mine.

16

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended September 30, 2012 and 2011

(Unaudited)

14.	Subsequent Event:

On October 29, 2012, the Company announced that it had arranged a $30.0 million standby credit facility ("the Facility") with Renvest Mercantile Bancorp Inc. ("the Lender") through its Global Resource Fund. The Facility is expected to close on or before November 28, 2012 subject to completion of requisite due diligence by the Lender and the finalization of the required loan documentation. Upon closing, Jaguar will draw down $5 million from the Facility. Interest will be applied to the outstanding balance of all amounts drawn down from the Facility at a fixed rate of eleven (11%) per annum, payable monthly in arrears. Additional draw down and standby fees are payable in cash and in common shares. The proceeds from any drawdown will be used for working capital related to its Turmalina, Paciência or Caeté mining projects in Brazil.

17